FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA RESOURCES CORP.
Suite 1001, 1030 West Georgia Street
Vancouver, BC V6E 3B9

Item 2.	Date of Material Change

July 9, 2020

Item 3.	News Release

The news release was issued on July 9, 2020 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (July 9, 2020) - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. on behalf of an underwriting syndicate, pursuant to which the Underwriters will purchase, on a bought deal private placement basis, 13,369,000 units of the Company at a price of C$1.87 per Unit for gross proceeds to the Company of C$25,000,030. Each Unit will consist of one common share in the capital of the Company and one Common Share purchase warrant. Each Warrant will entitle the holder thereof to purchase one Common Share at a price of C$2.40 for a period of 24 months following the closing date.

Item 5.	Full Description of Material Change

The Company announced today that it has entered into an agreement with Canaccord Genuity Corp. on behalf of an underwriting syndicate (the "Underwriters"), pursuant to which the Underwriters will purchase, on a bought deal private placement basis, 13,369,000 units (the "Units") of the Company at a price of C$1.87 per Unit (the "Offering Price") for gross proceeds to the Company of C$25,000,030 (the "Offering"). Each Unit will consist of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at a price of C$2.40 for a period of 24 months following the closing date (as defined below).

The Company has agreed to grant the Underwriters an option to purchase up to an additional 2,674,000 Units at the Offering Price, exercisable, in whole or in part, at any time up to 48 hours prior to the closing of the Offering. If this option is exercised in full, an additional C$5,000,380 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$30,000,410.

The Company also announces that Eric Sprott, through 2176423 Ontario Ltd., has agreed to purchase C$10,000,000 of the Offering. On completion of the Offering, Eric Sprott will own 11.3% of the issued and outstanding shares of the Company on a partially diluted basis (excludes potential shares issued from the Option).

The net proceeds from the Offering will be used to advance the Panuco project, as well as for working capital and general corporate purposes.

The Units will be offered for sale by way of private placement pursuant to applicable exemptions from the prospectus requirements in all of the Provinces of Canada. The Underwriters will also be entitled to offer the Units for sale in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction.

The Offering is scheduled to close on or about July 30, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

July 9, 2020